June 16, 2011
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N. E.
Washington, DC 20549-3628
ATTN: Christine Diangelo
Re:	Staar Investment Trust Form N-CSR for the fiscal year ended December 31, 2010 Filed March 10, 2011 File No. 811-09152
Dear Ms. Diangelo,
The responses to your comments raised in telephone conversation are provided below.
In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:
1.	The Trust acknowledges that in connection with the comments made by the Staff on the Trust’s Filings, the Staff has not passed generally on the accuracy or adequacy of the disclosures made in the Filings.
2.	The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and
3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.
Sincerely,
J. Andre Weisbrod
412-367-9076
RESPONSES:
Overall subject area — Sarbanes Oxley Review of Financial Statements
ISSUES RAISED
March 10 NCSR Filing
1.	Item 2f Requirement: A copy of the Code of Ethics should be filed with NCSR or display on web site or include as an Exhibit or mail to all shareholders.
RESPONSE: We have placed a copy on our web site. We will reference this In future filings.
2.	Item 2d: State if there are any waivers.
RESPONSE: To our knowledge, there are no waivers.
3.	Item 3.a.2: Need to disclose that audit committee chairman is independent
RESPONSE: The Chairman is an independent director. This will be disclosed going forward.
4.	Item 4: Table does not have 4.b & c. If there are audit/tax related fees, they should be described.
RESPONSE:

Item 4. b. Audit related fees Include fees billed in connection with assurance and related services provided to the Registrant.
Item 4.c. Tax fees include fees billed in connection with tax compliance, planning and advice services provided to the Registrant,
5.	Item 4.e-h are missing.
RESPONSE: Going forward the disclosures will be expanded in the future to more fully align with the N-CSR requirements.

Item 4. e. The audit committee and auditors have discussed this and will expand the disclosures. The audit committee and auditors do meet after initial planning to review scope, approach and to obtain approvals and engagement letter. They also meet at the conclusion to review our reports.
4.h. There were no services provided by the Registrant’s independent registered accounting firm to the Registrant’s advisor.
6.	Item 6: In the past this was “reserved.” No longer. Now there is an item to include.
RESPONSE: The Schedule of Investments for each fund is presented as part of Item 1 in the Annual and Semi-annual Reports to Stockholders. Going forward we will also place this here.
7.	Item 12: Exhibit 12.a.1 is where to attach Code of Ethics. Ours references certification and code, but should say “Code of Ethics filed herewith” if not on web page.
RESPONSE: The code of ethics has been placed on the web site. Going forward, the following reference will be included in filings: “The Code of Ethics may be found at www.staarfunds.com.”
8.	Certifications: Only I signed. Both the Principal Executive Officer and the CFO must sign. Applies to NQ as well.
RESPONSE: Since J. Andre Weisbrod serves in both capacities, he will sign twice going forward.
Overall Edgar
9.	Funds’ series and class information along with Ticker and CUSIP must be universally entered n all filings.
RESPONSE: These will be included going forward.
NPX Proxy filing
10.	Separate section for GBF was missing. Do GBF same as STBF
RESPONSE: This was an oversight by our third=party filer and was not caught by proofreaders. We will do this going forward. We have instructed everyone to be more vigilant and make sure everything is included going forward.
NCSR
11.	Management Discussion of Performance: Regarding past performance, missing attention to Item 22b.7.2.b. Graph and Table do not reflect taxes shareholder would pay on distributions and upon sale.

RESPONSE: These are reported in the performance tables in the Shareholder Reports and Prospectuses. It would seem redundant to include them also here, but we will do so going forward if required.
12.	Graph of Growth of $10k: Plot points were not updated. Appear to be same as last year.
RESPONSE: In checking the printed and final Edgar versions, they look correct. We will pay careful attentions going forward to make sure the graphs are correct. In all versions
13.	Schedule of Investments: State whether Fund is in compliance with IRS requirement regarding 50%/5% limits.
RESPONSE: We will include the following statement going forward: “Each fund of the Trust maintains asset diversification in accordance with Internal Revenue Service regulations.”
14.	Include Representation that Funds are in compliance with Section 12 of the 40 Act. Include that Funds invest in other investment companies.
RESPONSE: We will do this going forward, inserting the following statement: “The Fund(s) are in compliance with Section 12 of the 40 Act. The Fund(s) may invest other investment companies according to the Fund(s) prospectus(es).”
15.	Statement of Assets & Liabilities: Reg SX Article 6.04 Section 12b-1 requires disclosure regarding if any amounts are payable to officers or TTEEs — needs to be in liabilities section. Or state if does not apply.
RESPONSE: Accrued trustees’ fees for all funds totaled $546 at December 31, 2010 and was insignificant. Because the Trustees are paid quarterly this amount is always immaterial and therefore should not need to be disclosed. Broken down by each Fund the item would be rounded to “0.” However, if the line item is necessary to be displayed, we will do so going forward.
16.	Statement of Operations: SX 6-07 paragraph 7b: Requires distribution of realized gains of other investment cos. — need to be broken out separately for distributions of underlying funds.
RESPONSE: This will be done going forward.
17.	Statement of Changes in Net Assets: STBF return of capital — were shareholders notified? (Section 19a of 40 Act)
RESPONSE: Shareholders were sent separate notices per 1099 tax documents informing them of this.
18.	Expense Examples: Expense ratios for 6 months same as for 12 months across the board.
RESPONSE: This was an oversight. We will pay close attention to this going forward.
Notes to Financial Statements
19.	Valuations of ETFs & other funds not specifically addressed in valuation footnote.
RESPONSE: We will include the following language going forward -

“Equity securities (including exchange traded funds). Equity securities that are traded on any exchange or on the NASDAQ over-the-counter market are valued at the last quoted sale price. Lacking a last sale price, a security is valued at its last bid price except when, in the Adviser’s opinion, the last bid price does not accurately reflect the current value of the security. All other securities for which over-the-counter market quotations are not readily available are valued at their last bid price. Generally, if the security is traded in an active market and is valued at the last sale price, the security is categorized as a level 1 security. When the security position is not considered to be part of an active market or when the security is valued at the bid price, the position is generally categorized as a level 2. When market quotations are not readily available, when the Adviser determines the last bid price does not accurately reflect the current value or when restricted securities are being valued, such securities are valued as determined in good faith by the Adviser, in conformity with guidelines adopted by and subject to review of the Board of Trustees and are generally categorized in level 2 or level 3, when appropriate, of the fair value hierarchy.”
20.	Note 6: It is required that we include tax cost of investments. (SX Article 12-12 FtNote 8
RESPONSE: There are immaterial differences in tax / book cost bases. The net amount of unrealized gain or loss presented in Note 6 reconcile to the market value of securities on the Statement of Assets and Liabilities, using the cost bases disclosed therein. However, we will re-disclose these cost bases as the tax cost bases in Note 6 going forward.
Web Site
21.	December 31 Annual Report was not posted.
RESPONSE: The link was not properly posted. This has been corrected.
Management
22.	Weakness in internal controls: State whether there was any effect of Shareholders.
RESPONSE: The effect of the weakness in internal control resulted in a return of shareholder capital in the Short Term Bond Fund. The amount is reported in the Short Term Bond Fund Statement of Changes in Net Assets.
RE: Separate prospectus comments by other examiner
23.	Fee Table for GBF was not consistent with NII. 1.68% vs. 1.7%
RESPONSE: The Annual Report, N-CSR, and Prospectus tables are consistently 1.68%. However, the Annual Report used a rounded 1.7%. We will instruct all document preparers to use identical decimals going forward.
24.	LCSF Hypothetical expense ratios do not calculate right.
RESPONSE: The document was not correctly updated from the previous year. The error likely was a result of an oversight in the copy and paste process used to enter new information into the document format. The correct amounts are as follows: 1 yr $281, 3 yr $862, 5 year $1459, 10 year $3109. We will instruct all document preparers to double-check updated numbers.